

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Anton Feingold
Corporate Secretary
Ares Acquisition Corp
245 Park Avenue, 44th Floor
New York, New York 10167

> **Re: Ares Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 12, 2023**
> **File No. 333-269400**

Dear Anton Feingold:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2023, letter.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro forma Condensed Combined Financial Information
Accounting for the Business Combination, page 206

1. We note your response to prior comment 2. As you noted on page 201, the pro forma financial information presents the combination of the financial information of AAC and X-energy. Since AAC and X-Energy are not under common control prior to the business combination, it continues to appear that the transaction should not be accounted for as a transaction of entities under common control. Please revise accordingly.

Adjustment L, page 214

2.   The net assets and the adjustment amounts disclosed here do not appear to agree with the amounts presented on your pro forma balance sheet. Please revise to resolve the inconsistencies.

Ares Acquisition Corporation
Unaudited Financial Statements, page F-25

3.   We note that in connection with the approval of the Extension in February 2023, shareholders elected to redeem an aggregate of 53,002,919 Class A ordinary shares, which has been reflected in the AAC's March 31, 2023 historical financial statements. We also note that the Sponsor forfeited and reduced their holdings of AAC Class B Ordinary Shares from 25,000,000 to 13,957,759 shares as a result of the redemptions by the AAC shareholders in connection with the approval of the First Extension. However, such forfeiture by the Sponsor does not appear to be reflected in the AAC's interim historical financial statements. Please revise to reflect the forfeiture or explain why you do not believe any revision is required.

X-Energy Reactor Company, LLC
Note 7 - Debt, page F-96

4.   In response to our prior comment 22 issued on February 22, 2023, you indicated that X-energy is in the process of converting all existing C-1 Notes to C-2 Notes, which is expected to occur prior to the next filing. Please revise to provide details of this conversion, including when it occurred or is expected to occur. In this regard, please tell us what consideration was given to reflecting this transaction in your pro forma financial information.

Exhibits

5.   Please file your joint development agreement with Dow or tell us why you are not required to do so.

General

6.   Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with AAC's initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for AAC's initial public offering.

You may contact Eiko Yaoita Pyles at 202-551-3587 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing